U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

CRC CRYSTAL RESEARCH CORPORATION

(Name of Small Business Issuer in its charter)

Nevada	86-0728263
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

4952 East Encanto Street, Mesa, Arizona	85205
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (480) 452-3301

Issuer's facsimile number:  (480) 832-6187

Copies to:

Robert J. Mottern, Esq.

Jones, Haley & Mottern, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which
to be so registered:	each class is to be registered:

Common Stock, $0.001	N/A

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TABLE OF CONTENTS

Page No.
PART II
Item 5. Indemnification of Directors and Officers	3
PART III
Item 1. Index to Exhibits	4
SIGNATURES	5

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PART II

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s articles of incorporation and bylaws provide that our officers and directors are indemnified and entitled to the advancement of expenses to the fullest extent provided by the Nevada law.

Nevada law provides that a corporation may indemnify its officers, directors, employees and agents for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was or is a director, officer, employee or agent of the corporation or served in another enterprise at the request of the corporation, including any suit brought by or in the name of the corporation, provided that the person indemnified acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had no reason to believe his/her conduct was unlawful.  Under Nevada law, a corporation may provide discretionary indemnification to officers, directors, employees and agents only on a case by case basis, only if it is approved by the stockholders, a majority vote of directors who are not parties to the action, suit or proceeding, or by independent legal counsel in a written opinion.  Nevada law provides that a corporation shall indemnify its officers, directors, employees and agents to the extent they have been successful in the defense of such claim.

Nevada law permits a corporation, if authorized by its articles, bylaws or separate contract, to advance the expenses of an officer or director defending an action for which indemnification may be available upon receipt of an undertaking by or on behalf of the officer or director to repay the advances if it is ultimately determined by the court that the director or officer is not entitled to indemnification.  The Company believes that its bylaws provide it with the necessary authority to advance expenses prior to final determination as to whether a director or officer is entitled to indemnification.  Therefore, while the directors and officers may be accountable to the Company as fiduciaries, the Company has a more limited right of action then it would have absent the indemnification provisions contained in the Bylaws.

Under the Nevada law, directors and officers are immune from liability to a company or its shareholders for monetary liabilities unless the articles of incorporation specifically provide for greater individual liability.  The immunity from liability does not apply to (a) an act or failure to act that constitutes a breach of fiduciary duty, or (b) a breach of duties that involves intentional misconduct, fraud or a knowing violation of the law.  The Company’s articles of incorporation provide that the liability of its officers and directors is limited to the extent provided by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are aware of any threatened litigation that may result in claims for indemnification by any officer or director.  The Company does not currently maintain directors and officers liability insurance.

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PART III

ITEMS 1.  INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
2*	Agreement and Plan of Merger dated September 20, 2006
3.1*	Amended and Restated Bylaws dated February 9, 2007
3.2*	Articles of Incorporation dated June 9, 2006
3.3*	Amendment to Articles of Incorporation dated September 22, 2006
3.4	Amended and Restated Articles of Incorporation dated April 12, 2007
4*	Form of Warrant Agreement for Director Warrants
10*	License Agreement with Single Crystal Technologies, Inc. dated September 25, 2006
11**	Statement re: computation of earnings per share
22*	Subsidiaries of the Registrant
23*	Consent of Moore & Associates, Chartered

*  Incorporated by reference from the Form 10-SB filed on February 13, 2007.

** The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRC CRYSTAL RESEARCH CORPORATION
Dated: April 12, 2007	/s/ Kiril A. Pandelisev
By: Kiril A. Pandelisev, President, Chief Executive Officer and Sole Director

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